WALLABING, INC.

FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Wallabing, Inc.
Plano, Texas

We have reviewed the accompanying financial statements of Wallabing, Inc. (the "Company,"), which comprise the balance sheet as of April 30, 2022 and April 30, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending April 30, 2022 and April 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 4, 2022
Los Angeles, California

WALLABING,INC.
BALANCE SHEET
(UNAUDITED)

As of April 30,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	11,667	$	253,062
Total Current Assets		**11,667**		**253,062**
Intangible Assets		564,471		755,346
Total Assets	$	**576,138**	$	**1,008,408**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	3,639	$	-
Other Current Liabilities		1,075		8,856
Total Current Liabilities		**4,714**		**8,856**
Convertible Subordinated Promissory Note		315,000		315,000
Accrued Interest on Convertible Subordinated Promissory Note		42,072		21,597
Total Liabilities		**361,786**		**345,453**
STOCKHOLDERS EQUITY				
Common Stock		4,042		3,688
Additional Paid in Capital		3,039,791		2,432,145
Retained Earnings/(Accumulated Deficit)		(2,829,481)		(1,772,878)
Total Stockholders' Equity		**214,352**		**662,955**
Total Liabilities and Stockholders' Equity	$	**576,138**	$	**1,008,408**

See accompanying notes to financial statements.

WALLABING INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended April 30,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	1,000,721	655,767
Sales and Marketing	35,407	38,182
Total operating expenses	1,036,128	693,949
Operating Income/(Loss)	(1,036,128)	(693,949)
Interest Expense	20,475	20,475
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,056,603)	(714,424)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,056,603)**	**$ (714,424)**

See accompanying notes to financial statements.

WALLABING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—April 30, 2020	30,165,001	$ 3,017	$ 989,677	$ (1,058,454)	$ (65,761)
Issuance of Stock	6,717,015	672	1,442,468		1,443,140
Net income/(loss)				(714,424)	(714,424)
Balance—April 30, 2021	36,882,016	3,688	2,432,145	$ (1,772,878)	$ 662,955
Issuance of Stock	3,533,333	353	607,647		608,000
Net income/(loss)				(1,056,603)	(1,056,603)
Balance—April 30, 2022	**40,415,349**	**$ 4,042**	**$ 3,039,791**	**$ (2,829,481)**	**$ 214,352**

See accompanying notes to financial statements.

WALLABING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended April 30,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,056,603)	$	(714,424)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		282,235		-
Changes in operating assets and liabilities:				
Credit Cards		3,639		-
Other Current Liabilities		(7,781)		8,856
Accrued Interest on Convertible Subordinated Promissory Note		20,475		20,475
Net cash provided/(used) by operating activities		**(758,035)**		**(685,093)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(91,360)		(191,676)
Net cash provided/(used) in investing activities		**(91,360)**		**(191,676)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		608,000		923,140
Net cash provided/(used) by financing activities		**608,000**		**923,140**
Change in Cash		(241,395)		46,371
Cash—beginning of year		253,062		206,691
Cash—end of year	$	**11,667**	$	**253,062**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	520,000
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Wallabing Inc. was incorporated on February 26, 2018, in the state of Texas under the name Wandervee Inc. On April 7, 2020, the company changed its name to Wallabing, Inc. The financial statements of Wallabing, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Plano, Texas.

Wallabing offers the service and protection to RV owners with zero fees, comprehensive insurance, and DMV checks. Further, assisting with marketing efforts and providing roadside assistance, helps owners have a significantly smaller workload. For renters, we offer the best value and transparent, upfront pricing that's all finished off with our mobile app that keeps both sides of the transaction accountable. Using independent sales consultants, (one hundred and fifty in thirty-two different states), and just two professional cold callers, we have gained an exponential increase in our traffic and in the numbers of users and RVs we have posted on our site.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the April 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of April 30, 2022 and April 30, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist.

If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its website development costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

Wallabing Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from providing services and protection to RV owners with zero fees, comprehensive insurance, and DMV checks.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended April 30, 2022 and April 30, 2021 amounted to $19,771 and $32,340, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended April 30,	2022	2021
Payroll payable	1,075	8,856
Total Other Current Liabilities	$ 1,075	$ 8,856

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.0001. As of April 30, 2022, and April 30, 2021, 40,415,349 shares and 36,882,016 shares have been issued and are outstanding, respectively.

5. DEBT

Convertible Subordinated Promissory Note

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended April 2022					For the Year Ended April 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Subordinate Promissory Note	$ 315,000	6.50%	12/12/2019	12/12/2024	20,475	42,072		315,000	315,000	20,475	21,597	-	$ 315,000	315,000
Total	$ -				$ 20,475	$ 42,072	$ -	$ 315,000	$ 315,000	$ 20,475	$ 21,597	$ -	$ 315,000	$ 35,000

The convertible notes are convertible into common shares at a conversion price. The conversion price shall be equal to the quotient obtained by dividing (1) the entire principal amount of this note plus accrued interest by (2) the price per share of the equity securities by 80% and the issuance of such shares upon such conversion shall be upon the terms and subject to the conditions applicable to the next equity financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended April 30, 2022, and April 30, 2021 consists of the following:

As of Year Ended April 30,	2022	2021
Net Operating Loss	$ (218,758)	$ (151,783)
Valuation Allowance	218,758	151,783
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at April 30, 2022, and April 30, 2021 are as follows:

As of Year Ended April 30,	2022	2021
Net Operating Loss	$ (444,626)	$ (225,868)
Valuation Allowance	444,626	225,868
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of April 30, 2022 and April 30, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending April 30, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,117,267, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,117,267. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards.

The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of April 30, 2022 and April 30, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of April 30, 2022 and April 30, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of April 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from April 30, 2022, through November 4, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,050,230, an operating cash flow loss of $772,138, and liquid assets in cash of $11,667, which less than a year's worth of cash reserves as of April 30, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.